

July 8, 2020

Jacques Stern
Chief Executive Officer
Global Blue Group Holding AG
Zürichstrasse 38
8306 Brüttisellen
Switzerland

> **Re: Global Blue Group Holding AG**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed June 19, 2020**
> **File No. 333-236581**

Dear Mr. Stern:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2020 letter.

Amendment No.1 to Registration Statement on Form F-4

Global Blue
Selected Consolidated Statement of Financial Position Data, page 40

1. Similar to your presentation here, please present the pro forma balance sheet reflecting the distribution accrual alongside the most recent historical balance sheet on page F-88.

Other Financial Data of Global Blue, page 42

2. Your response to prior comment 4 states that the Conversion Rate shows how much Adjusted EBITDA is available post capital expenditures to service other cash expenditures. In this context, it appears that the Conversion Rate represents a liquidity

measure. Please revise to reconcile to the most directly comparable IFRS measure, cash provided by operating activities.

3.   We note your revised reconciliation in response to prior comment 4. However, we note that you exclude the cash flow effects associated with changes in working capital from the measure, which is prohibited per Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to ensure that your non-IFRS liquidity measure does not exclude any charges or liabilities that required or will require cash settlement.

The Business Combination Proposal
Background of the Business Combination, page 108

4.   We note your response to prior comment 9. Please disclose the date the other potential transaction was abandoned.

5.   We refer to the Far Point Acquisition Corporation press release dated June 26, 2020. Please include a discussion of the litigation involving Suvretta Capital Management, LLC and TOMS Capital Investment Management LP and its potential impact on the consummation of the business combination under the merger agreement.

Satisfaction of 80% Test, page 129

6.   Please disclose whether the FPAC board believes that Global Blue currently has a fair market value equal to at least 80% of the balance of the funds in the trust account.

Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Income Statement
Earnings per share, page 162

7.   In your response to prior comment 17, you state that the Series A preferred shares and common stock participate in dividends equally on an as converted basis. Please revise to disclose how you applied the two-class method in determining pro forma earnings per share in accordance with paragraph A13 and A14 of IAS 33.

8.   Please reconcile the profit attributable to the owners of the parent used in the earnings per share calculation here to those in the pro forma combined income statements on page 158 and 159.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                     Sincerely,

                                                     Division of Corporation Finance
                                                     Office of Technology

cc: Howard A. Kenny